Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2021 first-quarter
Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports 2021 first-quarter results

Company on track to meet annual guidance

Three largest producing mines – Paracatu, Kupol and Tasiast – deliver lowest costs in portfolio

Toronto, Ontario – May 11, 2021 – Kinross Gold Corporation (TSX: K, NYSE: KGC) (“Kinross” or the “Company”) today announced its results for the first-quarter ended March 31, 2021.

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on pages 20-22. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2021 first-quarter highlights:

	2021 first-quarter results	2021 guidance (+/- 5%)
Gold equivalent production[1] (ounces)	558,777	2.4 million
Production cost of sales[1,2] ($ per Au eq. oz.)	$756	$790
All-in sustaining cost[1,2] ($ per Au eq. oz.)	$975	$1,025
Capital expenditures	$204.2 million	$900 million

•	The Company is on track to meet 2021 annual guidance.
•	Production[1] of 558,777 attributable gold equivalent ounces (Au eq. oz.).
•	Production cost of sales[1,2] was $756 per Au eq. oz. and largely in line with Q1 2020, while all-in sustaining cost[1,2] decreased to $975 per Au eq. oz. sold year-over-year.
•	Attributable margins[3] increased 25% to $1,031 per Au eq. oz. sold compared with Q1 2020, and outpaced the rise in average realized gold price[2].
•	Adjusted operating cash flow[2] of $399.6 million, operating cash flow of $279.8 million and free cash flow[2] of $75.6 million.
•	Reported net earnings[4] increased 22% to $149.5 million, or $0.12 per share, with adjusted net earnings[2] increasing 51% to $192.8 million, or $0.15 per share, compared with Q1 2020.
•	Cash and cash equivalents of $1,056.1 million, and total liquidity of $2.6 billion at March 31, 2021.
•	Kinross’ Board of Directors declared a quarterly dividend of $0.03 per common share payable on June 17, 2021 to shareholders of record at the close of business on June 3, 2021.

Operations and sustainability highlights:

•	Three largest producing mines – Paracatu, Kupol and Tasiast – accounted for 60% of production and were the lowest cost mines in the portfolio.
•	The Tasiast 24k and La Coipa Restart projects advanced well and both remain on schedule, with studies at Udinsk, Manh Choh (formerly known as “Peak”) and Lobo-Marte all proceeding as planned.
•	Kinross commits to reach net-zero greenhouse gas (GHG) emissions by 2050 and expects to finalize a strategy to support this goal by year-end, including identifying tangible GHG reduction targets for 2030.

1 Unless otherwise stated, production, production cost of sales per Au eq. oz., and all-in-sustaining costs per Au eq. oz., in this news release are based on Kinross’ 90% share of Chirano production and costs, and 70% share of Manh Choh costs.

2 These figures are non-GAAP financial measures and are defined and reconciled on pages 14 to 20.

3 Attributable margin per equivalent ounce sold is a non-GAAP financial measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

4 Net earnings figures represent “net earnings from continuing operations attributable to common shareholders”.

p. 1 Kinross reports 2021 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

CEO Commentary:

J. Paul Rollinson, President and CEO, made the following comments in relation to 2021 first-quarter results:

“Our diversified portfolio of mines performed well to start the year, as we continued to mitigate the impacts of COVID-19 across all our operations and projects. The Company delivered a 51% year-over-year increase in adjusted net earnings, with margins increasing 25% to $1,031 per ounce sold, once again outpacing the increase in the average realized gold price. We are well-positioned to continue generating strong cash flow through the year, are on track to meet our annual guidance, and we are in an excellent financial position.

“Our three largest producing mines – Paracatu, Kupol and Tasiast – delivered our lowest costs for the quarter, with Paracatu and Tasiast achieving record quarterly throughput. Development at our Tasiast 24k and La Coipa projects advanced well and both projects remain on schedule. Our studies at Udinsk, Manh Choh and Lobo-Marte are all proceeding as planned.

“In line with our values and commitment to responsible environmental stewardship, Kinross is taking an important step and committing to reach net-zero greenhouse gas emissions by 2050. To support this goal, we are currently developing a strategy that we expect to finalize by year-end that will identify tangible GHG reduction targets for 2030, and the steps the Company plans to take to achieve those targets, leveraging our position as one of the lowest GHG emitters among our peers.”

Financial results

Summary of financial and operating results

Three months ended
March 31,
(unaudited, in millions of U.S. dollars, except ounces, per share amounts, and per ounce amounts)	2021	2020
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	563,166	571,773
Sold(c)	552,198	556,676

Attributable gold equivalent ounces(a)
Produced(c)	558,777	567,327
Sold(c)	548,084	552,742

Financial Highlights
Metal sales	$ 986.5	$ 879.8
Production cost of sales	$ 419.9	$ 421.3
Depreciation, depletion and amortization	$ 207.0	$ 193.1
Operating earnings	$ 242.3	$ 192.6
Net earnings attributable to common shareholders	$ 149.5	$ 122.7
Basic earnings per share attributable to common shareholders	$ 0.12	$ 0.10
Diluted earnings per share attributable to common shareholders	$ 0.12	$ 0.10
Adjusted net earnings attributable to common shareholders(b)	$ 192.8	$ 127.4
Adjusted net earnings per share(b)	$ 0.15	$ 0.10
Net cash flow provided from operating activities	$ 279.8	$ 299.6
Adjusted operating cash flow(b)	$ 399.6	$ 418.6
Capital expenditures(d)	$ 204.2	$ 191.4
Free cash flow(b)	$ 75.6	$ 108.2
Average realized gold price per ounce(b)	$ 1,787	$ 1,581
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$ 760	$ 757
Attributable(1) production cost of sales per equivalent ounce(c) sold(b)	$ 756	$ 754
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$ 728	$ 738
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$ 953	$ 982
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$ 975	$ 993
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$ 1,279	$ 1,245
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$ 1,292	$ 1,251

(a)	"Total includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production and costs, and Manh Choh (70%) costs.
(b)	The definition and reconciliation of these non-GAAP financial measures is included on pages 14 to 20.
(c)	"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2021 was 68.33:1 (first quarter of 2020 – 93.63:1).

(d)	“Capital expenditures” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statement of cash flows.

p. 2 Kinross reports 2021 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following operating and financial results are based on 2021 first-quarter gold equivalent production. Production and cost measures are on an attributable basis:

Production1: Kinross produced 558,777 Au eq. oz. in Q1 2021, compared with 567,327 Au eq. oz. in Q1 2020. This slight decrease was primarily due to lower production at Tasiast and at Round Mountain, partially offset by higher production at Bald Mountain.

Average realized gold price2: The average realized gold price increased 13% to $1,787 per ounce in Q1 2021 compared with $1,581 per ounce for the same period in 2020.

Revenue: Revenue increased 12% to $986.5 million in Q1 2021 compared with $879.8 million during Q1 2020.

Production cost of sales1, 2: Production cost of sales per Au eq. oz. was $756 in Q1 2021, in line with $754 in Q1 2020.

Production cost of sales per Au oz. on a by-product basis was $728 in Q1 2021 compared with $738 in Q1 2020, based on attributable gold sales of 533,207 ounces and attributable silver sales of 1,016,549 ounces.

Margins3: Kinross’ attributable margin per Au eq. oz. sold increased by 25% to $1,031 for Q1 2021, compared with $827 in Q1 2020, which outpaced the 13% year-over-year increase in average realized gold price.

All-in sustaining cost1, 2: All-in sustaining cost per Au eq. oz. sold decreased to $975 in Q1 2021, compared with $993 in Q1 2020.

All-in sustaining cost per Au oz. sold on a by-product basis decreased to $953 in Q1 2021, compared with $982 in Q1 2020.

Operating cash flow: Adjusted operating cash flow2 was $399.6 million in Q1 2021, compared with $418.6 million for Q1 2020 primarily due to an increase in current tax expense, offset by increased operating earnings.

Net operating cash flow was $279.8 million for Q1 2021, compared with $299.6 million for Q1 2020.

Free cash flow2: Free cash flow was $75.6 million in Q1 2021, compared with $108.2 million for Q1 2020 due to increases in income taxes paid and capital expenditures, partially offset by increased margins. Free cash flow is reported on an unadjusted basis and includes net outflows for working capital and taxes paid of $119.8 million.

Earnings: Adjusted net earnings2 increased 51% to $192.8 million, or $0.15 per share, for Q1 2021, compared with $127.4 million, or $0.10 per share, for Q1 2020.

Reported net earnings4 increased 22% to $149.5 million, or $0.12 per share, for Q1 2021, compared with $122.7 million, or $0.10 per share, for Q1 2020, primarily due to the increase in operating earnings, partially offset by the increase in income tax expense.

Capital expenditures: Capital expenditures increased slightly to $204.2 million for Q1 2021, compared with $191.4 million for Q1 2020 primarily due to increased spending at the La Coipa, Lobo-Marte and Udinsk projects, partially offset by decreased capital development activities at Bald Mountain and Round Mountain.

Balance sheet

As of March 31, 2021, Kinross had cash and cash equivalents of $1,056.1 million, compared with $1,210.9 million at December 31, 2020. The decrease was primarily due to the final payment for the Chulbatkan license and the quarterly dividend payments, partially offset by free cash flow2 generated in the quarter.

The Company had additional available credit of $1,563.9 million as of March 31, 2021 and total liquidity of approximately $2.6 billion. Kinross had total debt of approximately $1.9 billion at March 31, 2021.

p. 3 Kinross reports 2021 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Kinross announced on April 29, 2021 that it will redeem all the outstanding 5.125% Senior Notes due September 1, 2021, which have an aggregate principal amount of $500 million, on June 1, 2021. After the 2021 notes are redeemed, $1,250 million in aggregate principal amount of Kinross Senior Notes will remain outstanding, with the next maturity date on March 15, 2024 for $500 million in aggregate principal amount.

Operating results

The Company’s comprehensive response to the COVID-19 pandemic continued to maintain the safety of its global workforce and mitigate operational impacts.

Mine-by-mine summaries for 2021 first-quarter operating results may be found on pages nine and 13. Highlights include the following:

Americas

Paracatu performed well in Q1 2021, with production increasing year-over-year as the site delivered record quarterly throughput. Production was lower quarter-over-quarter mainly as a result of a decrease in mill grade due to mine sequencing, which was largely offset by strong throughput. Cost of sales per ounce sold was lower compared with Q1 2020 mainly due to favourable foreign exchange, and increased compared with Q4 2020 primarily due to lower production.

At Round Mountain, mining activities during the quarter were impacted by precautionary measures taken after wall movements in the north wall of the pit were detected by the site’s comprehensive monitoring system. The site deferred mining in the area, which delayed access to Phase W ore and affected production and cost of sales per ounce during the quarter. The site has accelerated dewatering in the area and is moving waste material to mitigate the issue and to enhance the stability of the wall. A mine optimization program has also commenced, which is expected to be completed in the second quarter of next year and will evaluate opportunities for Phase S, the mine’s next planned pushback after Phase W. While production timing and mine sequencing are expected to be impacted, including potentially deferring access to higher grade Phase W ore for approximately two years, Kinross does not anticipate this issue to impact the Company’s 2021 production and cost of sales guidance and its longer-term production profile, or Round Mountain’s total life of mine production.

At Bald Mountain, production was in line with the previous quarter, and was higher year-over-year mainly due to timing of ounces recovered from the heap leach pads. Cost of sales per ounce decreased quarter-over-quarter primarily due to lower contractor and fuel costs, partially offset by higher operating waste mined. The year-over-year decrease in cost of sales per ounce was mainly as a result of higher production and lower contractor costs.

At Fort Knox, production was slightly lower compared with the previous quarter mainly due to lower mill grades and throughput, which was largely offset by higher heap leach production. Year-over-year, production was higher mainly as a result of timing of ounces processed through the mill and an increase in ounces recovered from the heap leach pads. Cost of sales per ounce increased quarter-over-quarter primarily due to lower production and a higher proportion of production from the heap leach pads, and decreased year-over-year primarily due to lower operating waste mined.

Russia

At Kupol and Dvoinoye, production was lower than the previous quarter mainly as a result of a decrease in throughput and anticipated lower grade ore as the site transitioned to Dvoinoye stockpiles. Production was largely in line with the previous year. Cost of sales per once sold increased slightly quarter-over-quarter due to lower production and was largely offset by lower mining costs as a result of the completion of mining activities at Dvoinoye. Cost of sales per ounce sold was lower year-over-year mainly due to lower mining costs as a result of the completion of mining activities at Dvoinoye and favourable foreign exchange.

p. 4 Kinross reports 2021 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

West Africa

Tasiast performed to plan during the first quarter, with the site achieving record quarterly mill throughput rates and shift rotations returning to pre-pandemic schedules in March. Compared with the previous quarter and year, production decreased primarily as result of lower mill grade, which was expected as the site processed more stockpile ore, largely offset by record mill throughput. Cost of sales per ounce sold was higher quarter-over-quarter and year-over-year mainly as a result of lower production, with higher royalty expenses also contributing to the increase versus Q1 2020.

At Chirano, production was higher quarter-over-quarter mainly due to an increase in throughput and higher grades from the underground deposits. Production was largely in line year-over-year. Cost of sales per ounce sold was higher compared with the previous quarter mainly as a result of an increase in operating waste mined, and higher maintenance, milling and power costs. Cost of sales per ounce sold increased versus the first quarter of 2020 mainly due to higher maintenance and mill costs, partially offset by lower operating waste mined.

Development projects

Tasiast 24k

The Tasiast 24k project remains on budget and on schedule to increase throughput capacity to 21,000 tonnes per day (t/d) by the end of 2021, and then to 24,000 t/d by mid-2023. The first phase of the project is now 80% complete. Power plant construction is advancing well and is now 80% complete, with commissioning expected to commence shortly. The new leach tank has been assembled and the thickener is now mechanically complete.

Chulbatkan – Udinsk

Kinross continues to make good progress at Udinsk, the first project that is expected to be developed on the Chulbatkan license. The project’s pre-feasibility study is on track to be completed in Q4 2021 and is focusing on fast-tracking construction. First production is anticipated to occur in 2025.

Exploration activities on the larger Chulbatkan license that were planned for 2021 have commenced, with drilling focused on new targets showing soil and geophysics anomalies near the Udinsk resource pit to the northeast and southwest.

Alaska projects

The “Peak” project, which was formally re-named “Manh Choh,” continued to advance well during the quarter. The Athabascan name of “Manh Choh” (meaning “Big Lake”) has considerable cultural significance to the local community and was chosen for the project after close consultation with the Upper Tanana Athabascan Village of Tetlin.

The project’s scoping study remains on schedule to be completed by the end of Q2 2021, with infill, metallurgical and geotechnical drilling now complete. Engineering, environmental studies for permitting, and community engagement initiatives are all progressing well. The Manh Choh feasibility study is expected to be completed by the end of 2022 and first production is expected in 2024.

The Company has also commenced development of the Gil satellite pits, which are located approximately 13 kilometres east of Fort Knox. The Gil pits are expected to produce approximately 160,000 Au eq. oz. over a two year mine life at an estimated average cost of sales of approximately $920 per Au eq. oz., with expected average mining grades of 0.8 g/t5. Production is scheduled to commence in Q4 20215. Initial non-sustaining capital and sustaining capital expenditures are expected to be approximately $30 million and $10 million, respectively5. The Company plans to haul Gil ore to the Fort Knox mill for processing using the mine’s existing road network.

5 The estimates for the Gil satellite pits are based on a feasibility study mine plan optimized using a $1,200 per ounce gold price.

p. 5 Kinross reports 2021 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

La Coipa Restart and Lobo-Marte

The La Coipa Restart project is on schedule to commence production in mid-2022 and continues to progress well, with pre-stripping now ramped up after commencing in January 2021. Fleet refurbishments are expected to be completed during Q2 2021, with plant refurbishments and mine road construction advancing as planned. Work on studies to incorporate adjacent deposits into La Coipa’s mine plan to potentially extend mine life is proceeding well. The Company is also evaluating the option of sourcing renewable power for the project.

The Lobo-Marte feasibility study is advancing on schedule and is expected to be completed in Q4 2021. Kinross is targeting to commence production in 2027 subject to permitting and after the completion of mining at La Coipa, with construction potentially starting in 2025. Kinross continues to believe that Lobo-Marte has the potential to be a long-life, cornerstone asset with attractive costs.

Company Guidance

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 20-22.

The Company is on track to meet its 2021 production guidance of 2.4 million Au eq. oz. (+/- 5%). Production is expected to increase quarter-over-quarter in 2021, largely driven by anticipated higher production at Paracatu, and expected higher production in the fourth quarter at Tasiast.

The Company is also on track to meet its 2021 guidance for production cost of sales of $790 per Au eq. oz. (+/- 5%), all-in sustaining cost of $1,025 per Au eq. oz. (+/-5%) and capital expenditures of $900 million (+/-5%). Cost of sales is expected to increase through the year as a result of planned increases in operating waste mined.

In 2022 and 2023, consistent with the three-year guidance the Company provided in October 2020, annual production is expected to increase to approximately 2.7 million Au eq. oz. (+/- 5%) and 2.9 million Au eq. oz. (+/- 5%), respectively. The Company also expects to produce an average of 2.5 million Au eq. oz. per year through the end of the decade.

Sustainability update – commitment to net-zero GHG by 2050

In line with the Company’s core values and focus on responsible environmental stewardship, Kinross is committing to working toward the goals of the United Nations Framework Convention on Climate Change (UNFCCC) Paris Agreement, with the ultimate objective of being a net-zero GHG emissions company by 2050. To support this objective, Kinross is currently developing a strategy that it expects to finalize by year-end that will include tangible GHG reduction targets for 2030 and the steps the Company plans to take to achieve those targets. This strategy is expected to be based on site-specific analysis of mining and processing technologies, renewable resources, and alternative energy sources potentially available over the life-of-mine across all of the Company’s assets.

The strategy will also leverage the Company’s current position as one of the lowest GHG emitters among its peers, and build on its record of incorporating energy efficiencies into its projects and operations, such as the acquisition of two hydroelectric power plants in 2018 to increase renewable energy use at Paracatu. As potential elements of its strategy, Kinross is also exploring on-site renewable energy generation, including studying solar photovoltaic power at Tasiast, and sourcing renewable energy power from the grid at La Coipa, which is under evaluation as part of the project.

Kinross has a long record of transparency on climate-related disclosures and GHG emissions. The Company has been reporting on its emissions through the Global Reporting Initiative (GRI) Standards and Carbon Disclosure Project (CDP) frameworks since 2005, and in 2020, began implementation of the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

More information on Kinross’ approach to climate change and energy is available in the Company’s latest Sustainability Report. Kinross expects to publish a Sustainability Report Update in mid-2021.

p. 6 Kinross reports 2021 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Wednesday, May 12, 2021 at 7:45 a.m. EDT to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – (833) 968-2237; Passcode: 8799762

Outside of Canada & US – (825) 312-2059; Passcode: 8799762

Replay (available up to 14 days after the call):

Canada & US toll-free – (800) 585-8367; Passcode: 8799762

Outside of Canada & US – +1 (416) 621-4642; Passcode: 8799762

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

This release should be read in conjunction with Kinross’ 2021 first-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2021 first-quarter unaudited Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

Virtual Annual Meeting of Shareholders

Kinross’ Annual Meeting of Shareholders will be held on Wednesday, May 12, 2021 at 10:00 a.m. EDT.

The Company has elected to hold a virtual meeting via a live audio webcast given the continued impact of the COVID-19 pandemic. Kinross believes this is a prudent approach that prioritizes the health and safety of shareholders and employees, while still providing the same level of disclosure, transparency and participation as previous meetings.

The virtual meeting will be accessible online at: web.lumiagm.com/406172480

The link to the virtual meeting will also be accessible at www.kinross.com and will be archived for later use.

Voting and participation instructions for eligible shareholders are provided in the Company’s Notice of Annual Meeting of Shareholders and Management Information Circular.

p. 7 Kinross reports 2021 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

p. 8 Kinross reports 2021 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended March 31, (unaudited)		Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2021	2020	2021	2020	2021	2020	2021	2020

Fort Knox	55,815	51,667	55,561	50,768	$ 57.7	$ 64.6	$ 1,038	$ 1,272
Round Mountain	74,286	84,465	73,878	85,715	63.1	56.1	854	654
Bald Mountain	51,408	42,087	48,250	42,376	37.0	35.7	767	842
Paracatu	126,547	124,367	126,811	121,197	82.8	87.5	653	722
Maricunga	-	-	731	1,311	0.5	0.8	684	610
Americas Total	308,056	302,586	305,231	301,367	241.1	244.7	790	812

Kupol	122,252	120,885	122,153	122,024	74.7	76.9	612	630
Russia Total	122,252	120,885	122,153	122,024	74.7	76.9	612	630

Tasiast	88,964	103,837	83,670	93,950	51.3	51.9	613	552
Chirano (100%)	43,894	44,465	41,144	39,335	52.8	47.8	1,283	1,215
West Africa Total	132,858	148,302	124,814	133,285	104.1	99.7	834	748

Operations Total	563,166	571,773	552,198	556,676	419.9	421.3	760	757
Less Chirano non-controlling interest (10%)	(4,389)	(4,446)	(4,114)	(3,934)	(5.3)	(4.8)
Attributable Total	558,777	567,327	548,084	552,742	$ 414.6	$ 416.5	$ 756	$ 754

p. 9 Kinross reports 2021 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated balance sheets

(unaudited, expressed in millions of U.S. dollars, except share amounts)

	As at
	March 31,	December 31,
	2021	2020

Assets
Current assets
Cash and cash equivalents	$ 1,056.1	$ 1,210.9
Restricted cash	11.3	13.7
Accounts receivable and other assets	124.0	122.3
Current income tax recoverable	25.5	29.9
Inventories	1,098.2	1,072.9
	2,315.1	2,449.7
Non-current assets
Property, plant and equipment	7,627.1	7,653.5
Goodwill	158.8	158.8
Long-term investments	101.3	113.0
Investment in joint venture	18.3	18.3
Other long-term assets	557.9	537.2
Deferred tax assets	3.9	2.7
Total assets	$ 10,782.4	$ 10,933.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 402.7	$ 479.2
Current income tax payable	51.2	114.5
Current portion of long-term debt and credit facilities	499.8	499.7
Current portion of provisions	73.3	63.8
Other current liabilities	45.0	49.7
Deferred payment obligation	-	141.5
	1,072.0	1,348.4
Non-current liabilities
Long-term debt and credit facilities	1,425.5	1,424.2
Provisions	858.9	861.1
Long-term lease liabilities	46.1	46.3
Other long-term liabilities	116.0	102.4
Deferred tax liabilities	492.3	487.8
Total liabilities	$ 4,010.8	$ 4,270.2

Equity
Common shareholders' equity
Common share capital	$ 4,486.2	$ 4,473.7
Contributed surplus	10,697.1	10,709.0
Accumulated deficit	(8,450.8)	(8,562.5)
Accumulated other comprehensive income (loss)	(28.0)	(23.7)
Total common shareholders' equity	6,704.5	6,596.5
Non-controlling interests	67.1	66.5
Total equity	$ 6,771.6	$ 6,663.0
Total liabilities and equity	$ 10,782.4	$ 10,933.2

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,261,073,345	1,258,320,461

p. 10 Kinross reports 2021 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated statements of operations

(unaudited, expressed in millions of U.S. dollars, except share and per share amounts)

	Three months ended
	March 31,	March 31,
	2021	2020
Revenue
Metal sales	$ 986.5	$ 879.8

Cost of sales
Production cost of sales	419.9	421.3
Depreciation, depletion and amortization	207.0	193.1
Total cost of sales	626.9	614.4
Gross profit	359.6	265.4
Other operating expense	57.9	21.9
Exploration and business development	25.4	19.1
General and administrative	34.0	31.8
Operating earnings	242.3	192.6
Other income (expense) - net	2.3	(0.6)
Finance income	1.8	2.0
Finance expense	(19.3)	(25.7)
Earnings before tax	227.1	168.3
Income tax expense - net	(77.9)	(45.0)
Net earnings	$ 149.2	$ 123.3
Net earnings (loss) attributable to:
Non-controlling interests	$ (0.3)	$ 0.6
Common shareholders	$ 149.5	$ 122.7

Earnings per share attributable to common shareholders
Basic	$ 0.12	$ 0.10
Diluted	$ 0.12	$ 0.10

Weighted average number of common shares outstanding (millions)
Basic	1,259.2	1,254.6
Diluted	1,268.4	1,265.3

p. 11 Kinross reports 2021 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated statements of cash flows

(unaudited, expressed in millions of U.S. dollars)

	Three months ended
	March 31,	March 31,
	2021	2020
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$ 149.2	$ 123.3
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	207.0	193.1
Share-based compensation expense	3.8	4.5
Finance expense	19.3	25.7
Deferred tax expense	1.1	68.4
Foreign exchange losses and other	19.2	3.6
Changes in operating assets and liabilities:
Accounts receivable and other assets	(5.1)	(78.6)
Inventories	0.3	7.7
Accounts payable and accrued liabilities	10.1	15.8
Cash flow provided from operating activities	404.9	363.5
Income taxes paid	(125.1)	(63.9)
Net cash flow provided from operating activities	279.8	299.6
Investing:
Additions to property, plant and equipment	(204.2)	(191.4)
Interest paid capitalized to property, plant and equipment	(23.9)	(22.3)
Acquisitions	(141.5)	(128.3)
Net additions to long-term investments and other assets	(2.7)	(1.9)
Net proceeds from the sale of property, plant and equipment	0.4	1.5
Decrease in restricted cash - net	2.4	1.8
Interest received and other - net	0.7	1.0
Net cash flow used in investing activities	(368.8)	(339.6)
Financing:
Proceeds from drawdown of debt	-	750.0
Repayment of debt	-	(100.0)
Interest paid	(23.6)	(25.6)
Payment of lease liabilities	(7.6)	(4.7)
Dividends paid to common shareholders	(37.8)	-
Other - net	4.6	(6.6)
Net cash flow (used in) provided from financing activities	(64.4)	613.1
Effect of exchange rate changes on cash and cash equivalents	(1.4)	(9.6)
(Decrease) increase in cash and cash equivalents	(154.8)	563.5
Cash and cash equivalents, beginning of period	1,210.9	575.1
Cash and cash equivalents, end of period	$ 1,056.1	$ 1,138.6

p. 12 Kinross reports 2021 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (a)	Ore Processed (Milled) (a)	Ore Processed (Heap Leach) (a)	Grade (Mill)	Grade (Heap Leach)	Recovery (b)(h)	Gold Eq Production (e)	Gold Eq Sales (e)	Production cost of sales	Production cost of sales/oz	Cap Ex (g)	DD&A
			(%)	('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q1 2021	100	8,174	1,751	7,396	0.57	0.20	80%	55,815	55,561	$ 57.7	$ 1,038	$ 25.4	$ 22.5
		Q4 2020	100	8,456	2,583	7,021	0.61	0.20	80%	57,523	57,849	$ 51.1	$ 883	$ 46.0	$ 23.2
		Q3 2020	100	7,202	2,664	5,497	0.67	0.19	83%	72,705	73,267	$ 69.5	$ 949	$ 39.7	$ 27.9
		Q2 2020	100	6,116	2,048	4,783	0.73	0.23	83%	56,031	56,465	$ 66.1	$ 1,171	$ 33.9	$ 23.3
		Q1 2020	100	6,795	1,859	5,694	0.60	0.23	80%	51,667	50,768	$ 64.6	$ 1,272	$ 19.1	$ 22.8
	Round Mountain	Q1 2021	100	3,843	976	4,019	0.70	0.46	81%	74,286	73,878	$ 63.1	$ 854	$ 31.3	$ 17.0
		Q4 2020	100	6,542	988	6,315	0.92	0.50	83%	89,422	89,709	$ 62.2	$ 693	$ 41.2	$ 15.2
		Q3 2020	100	6,085	972	5,884	0.79	0.39	83%	76,039	72,717	$ 49.7	$ 683	$ 39.2	$ 11.6
		Q2 2020	100	4,431	911	4,357	0.80	0.36	84%	74,351	71,087	$ 51.6	$ 726	$ 36.9	$ 10.2
		Q1 2020	100	3,700	954	3,594	0.83	0.43	83%	84,465	85,715	$ 56.1	$ 654	$ 41.8	$ 12.6
	Bald Mountain	Q1 2021	100	2,025	-	2,025	-	0.48	nm	51,408	48,250	$ 37.0	$ 767	$ 8.9	$ 40.2
		Q4 2020	100	6,076	-	6,076	-	0.42	nm	51,487	57,087	$ 45.4	$ 795	$ 19.3	$ 44.3
		Q3 2020	100	4,922	-	4,922	-	0.56	nm	49,339	37,492	$ 32.1	$ 856	$ 23.4	$ 27.1
		Q2 2020	100	4,051	-	4,051	-	0.53	nm	48,368	49,594	$ 42.7	$ 861	$ 29.6	$ 30.2
		Q1 2020	100	3,254	-	3,254	-	0.55	nm	42,087	42,376	$ 35.7	$ 842	$ 31.5	$ 26.7
	Paracatu	Q1 2021	100	12,612	15,372	-	0.38	-	75%	126,547	126,811	$ 82.8	$ 653	$ 20.8	$ 37.7
		Q4 2020	100	12,611	12,655	-	0.51	-	77%	148,218	150,881	$ 91.2	$ 604	$ 61.6	$ 58.2
		Q3 2020	100	12,468	13,673	-	0.38	-	74%	131,000	128,782	$ 96.6	$ 750	$ 27.2	$ 42.4
		Q2 2020	100	15,223	14,703	-	0.40	-	74%	138,851	140,646	$ 83.6	$ 594	$ 49.1	$ 45.2
		Q1 2020	100	12,350	13,224	-	0.39	-	75%	124,367	121,197	$ 87.5	$ 722	$ 14.4	$ 37.7
	Maricunga	Q1 2021	100	-	-	-	-	-	nm	-	731	$ 0.5	$ 684	$ -	$ 0.1
		Q4 2020	100	-	-	-	-	-	nm	414	2,035	$ 1.1	$ 541	$ -	$ 0.1
		Q3 2020	100	-	-	-	-	-	nm	3,132	4,442	$ 1.0	$ 225	$ -	$ 0.2
		Q2 2020	100	-	-	-	-	-	nm	-	1,159	$ 0.8	$ 690	$ -	$ 0.3
		Q1 2020	100	-	-	-	-	-	nm	-	1,311	$ 0.8	$ 610	$ -	$ 0.3
Russia	Kupol (c)(d)(f)	Q1 2021	100	312	418	-	8.71	-	94%	122,252	122,153	$ 74.7	$ 612	$ 6.8	$ 18.2
		Q4 2020	100	293	432	-	9.24	-	95%	130,731	131,541	$ 79.1	$ 601	$ 15.1	$ 31.0
		Q3 2020	100	365	430	-	8.99	-	95%	128,144	126,637	$ 69.2	$ 546	$ 6.1	$ 27.0
		Q2 2020	100	386	416	-	9.73	-	95%	130,983	130,771	$ 79.3	$ 606	$ 5.9	$ 31.1
		Q1 2020	100	500	425	-	8.73	-	95%	120,885	122,024	$ 76.9	$ 630	$ 5.6	$ 34.4
West Africa	Tasiast	Q1 2021	100	843	1,504	-	1.85	-	96%	88,964	83,670	$ 51.3	$ 613	$ 68.6	$ 48.3
		Q4 2020	100	1,206	1,470	-	2.48	-	94%	111,028	107,865	$ 60.8	$ 564	$ 65.0	$ 46.5
		Q3 2020	100	1,338	1,244	-	2.78	-	94%	103,065	103,295	$ 65.2	$ 631	$ 50.0	$ 50.2
		Q2 2020	100	1,134	1,168	-	2.40		94%	88,579	98,679	$ 57.8	$ 586	$ 40.6	$ 54.8
		Q1 2020	100	1,160	1,467	-	2.31	-	95%	103,837	93,950	$ 51.9	$ 552	$ 69.2	$ 40.3
	Chirano - 100%	Q1 2021	100	735	821	-	1.81	-	88%	43,894	41,144	$ 52.8	$ 1,283	$ 10.1	$ 21.2
		Q4 2020	100	915	801	-	1.75	-	88%	39,121	40,202	$ 45.6	$ 1,134	$ 11.3	$ 13.1
		Q3 2020	100	768	815	-	1.87	-	88%	44,320	46,586	$ 56.1	$ 1,204	$ 5.0	$ 16.1
		Q2 2020	100	679	785	-	1.85	-	88%	38,683	40,084	$ 46.6	$ 1,163	$ 5.8	$ 13.1
		Q1 2020	100	690	873	-	1.73	-	88%	44,465	39,335	$ 47.8	$ 1,215	$ 5.1	$ 15.9
	Chirano - 90%	Q1 2021	90	735	821	-	1.81	-	88%	39,505	37,030	$ 47.5	$ 1,283	$ 9.1	$ 19.1
		Q4 2020	90	915	801	-	1.75	-	88%	35,209	36,182	$ 41.0	$ 1,134	$ 10.2	$ 11.8
		Q3 2020	90	768	815	-	1.87	-	88%	39,888	41,927	$ 50.5	$ 1,204	$ 4.5	$ 14.5
		Q2 2020	90	679	785	-	1.85	-	88%	34,815	36,076	$ 41.9	$ 1,163	$ 5.2	$ 11.8
		Q1 2020	90	690	873	-	1.73	-	88%	40,019	35,401	$ 43.0	$ 1,215	$ 4.7	$ 14.3

(a)	Tonnes of ore mined and processed represent 100% Kinross for all periods presented.
(b)	Due to the nature of heap leach operations, recovery rates at Maricunga and Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(c)	The Kupol segment includes the Kupol and Dvoinoye mines.
(d)	Kupol silver grade and recovery were as follows: Q1 2021: 69.95 g/t, 83%; Q4 2020: 65.05 g/t, 84%; Q3 2020: 74.19 g/t, 88%; Q2 2020: 70.36 g/t, 86%; Q1 2020: 80.02 g/t, 84%.
(e)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q1 2021: 68.33:1; Q4 2020: 77.02:1; Q3 2020: 78.68:1; Q2 2020: 104.49:1; Q1 2020: 93.63:1.
(f)	Dvoinoye tonnes of ore processed and grade were as follows: Q1 2021: 109,559, 6.56 g/t; Q4 2020: 115,998, 9.25 g/t; Q3 2020: 115,054, 9.44 g/t; Q2 2020: 113,472, 9.55 g/t; Q1 2020: 117,502, 9.24 g/t.
(g)	"Capital expenditures" is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statement of cash flows.
(h)	"nm" means not meaningful.

p. 13 Kinross reports 2021 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under International Financial Reporting Standards (“IFRS”) and should not be considered in isolation.. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	Adjusted Net Earnings
(unaudited, expressed in millions of U.S dollars, except per share amounts)	Three months ended
	March 31,
	2021	2020

Net earnings attributable to common shareholders - as reported	$ 149.5	$ 122.7
Adjusting items:
Foreign exchange (gains) losses	(3.9)	2.3
Foreign exchange losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	7.4	26.3
Taxes in respect of prior periods	18.1	(3.0)
COVID-19 costs(a)	11.8	0.8
Round Mountain pit wall stabilization costs	3.5	-
U.S. CARES Act net benefit	-	(20.4)
Other	11.7	(1.0)
Tax effect of the above adjustments	(5.3)	(0.3)
	43.3	4.7
Adjusted net earnings attributable to common shareholders	$ 192.8	$ 127.4
Weighted average number of common shares outstanding - Basic	1,259.2	1,254.6
Adjusted net earnings per share	$ 0.15	$ 0.10

(a)	Includes COVID-19 related labour, health and safety, donations and other support program costs.

p. 14 Kinross reports 2021 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Free cash flow is a non-GAAP measure and is defined as net cash flow provided from operating activities less capital expenditures. The Company believes that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, the free cash flow measure is not necessarily indicative of operating earnings or net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of free cash flow for the periods presented:

	Free Cash Flow
(unaudited, expressed in millions of U.S dollars)	Three months ended
	March 31,
	2021	2020

Net cash flow provided from operating activities - as reported	$ 279.8	$ 299.6

Less: Additions to property, plant and equipment	(204.2)	(191.4)

Free cash flow	$ 75.6	$ 108.2

Adjusted operating cash flow is a non-GAAP measure and is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Adjusted Operating Cash Flow
(unaudited, expressed in millions of U.S dollars)	Three months ended
	March 31,
	2021	2020

Net cash flow provided from operating activities - as reported	$ 279.8	$ 299.6

Adjusting items:
Working capital changes:
Accounts receivable and other assets	5.1	78.6
Inventories	(0.3)	(7.7)
Accounts payable and other liabilities, including income taxes paid	115.0	48.1
	119.8	119.0
Adjusted operating cash flow	$ 399.6	$ 418.6

p. 15 Kinross reports 2021 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as reported on the interim condensed consolidated statement of operations divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per Equivalent Ounce Sold
(unaudited, expressed in millions of U.S. dollars, except ounces and production cost of sales per equivalent ounce)	Three months ended
	March 31,
	2021	2020

Production cost of sales - as reported	$ 419.9	$ 421.3
Less: portion attributable to Chirano non-controlling interest(a)	(5.3)	(4.8)
Attributable(b) production cost of sales	$ 414.6	$ 416.5

Gold equivalent ounces sold	552,198	556,676
Less: portion attributable to Chirano non-controlling interest(j)	(4,114)	(3,934)
Attributable(b) gold equivalent ounces sold	548,084	552,742
Consolidated production cost of sales per equivalent ounce sold	$ 760	$ 757
Attributable(b) production cost of sales per equivalent ounce sold	$ 756	$ 754

See pages 19-20 for details of the footnotes referenced within the table above.

p. 16 Kinross reports 2021 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Production Cost of Sales Per Ounce Sold on a By-Product Basis
(unaudited, expressed in millions of U.S. dollars, except ounces and production cost of sales per ounce)	Three months ended
	March 31,
	2021	2020

Production cost of sales - as reported	$ 419.9	$ 421.3
Less: portion attributable to Chirano non-controlling interest(a)	(5.3)	(4.8)
Less: attributable(b) silver revenue(c)	(26.2)	(16.4)
Attributable(b) production cost of sales net of silver by-product revenue	$ 388.4	$ 400.1

Gold ounces sold	537,314	545,967
Less: portion attributable to Chirano non-controlling interest(j)	(4,107)	(3,924)
Attributable(b) gold ounces sold	533,207	542,043
Attributable(b) production cost of sales per ounce sold on a by-product basis	$ 728	$ 738

See pages 19-20 for details of the footnotes referenced within the table above.

In November 2018, the World Gold Council (“WGC”) published updates to its guidelines for reporting all-in sustaining costs and all-in costs to address how the costs associated with leases, after a company’s adoption of IFRS 16, should be treated. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

p. 17 Kinross reports 2021 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold on a By-Product Basis
(unaudited, expressed in millions of U.S. dollars, except ounces and costs per ounce)	Three months ended March 31,
	2021	2020

Production cost of sales - as reported	$ 419.9	$ 421.3
Less: portion attributable to Chirano non-controlling interest(a)	(5.3)	(4.8)
Less: attributable(b) silver revenue(c)	(26.2)	(16.4)
Attributable(b) production cost of sales net of silver by-product revenue	$ 388.4	$ 400.1
Adjusting items on an attributable(b) basis:
General and administrative(d)	34.0	31.8
Other operating expense - sustaining(e)	2.6	4.4
Reclamation and remediation - sustaining(f)	10.9	13.5
Exploration and business development - sustaining(g)	9.6	11.9
Additions to property, plant and equipment - sustaining(h)	55.3	66.4
Lease payments - sustaining(i)	7.5	4.3
All-in Sustaining Cost on a by-product basis - attributable(b)	$ 508.3	$ 532.4
Other operating expense - non-sustaining(e)	10.0	10.9
Reclamation and remediation - non-sustaining(f)	0.9	1.3
Exploration - non-sustaining(g)	15.6	7.0
Additions to property, plant and equipment - non-sustaining(h)	147.0	122.9
Lease payments - non-sustaining(i)	0.1	0.4
All-in Cost on a by-product basis - attributable(b)	$ 681.9	$ 674.9
Gold ounces sold	537,314	545,967
Less: portion attributable to Chirano non-controlling interest(j)	(4,107)	(3,924)
Attributable(b) gold ounces sold	533,207	542,043
Attributable(b) all-in sustaining cost per ounce sold on a by-product basis	$ 953	$ 982
Attributable(b) all-in cost per ounce sold on a by-product basis	$ 1,279	$ 1,245

See pages 19-20 for details of the footnotes referenced within the table above.

p. 18 Kinross reports 2021 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Equivalent Ounce Sold
(unaudited, expressed in millions of U.S. dollars, except ounces and costs per equivalent ounce)	Three months ended
	March 31,
	2021	2020

Production cost of sales - as reported	$ 419.9	$ 421.3
Less: portion attributable to Chirano non-controlling interest(a)	(5.3)	(4.8)
Attributable(b) production cost of sales	$ 414.6	$ 416.5
Adjusting items on an attributable(b) basis:
General and administrative(d)	34.0	31.8
Other operating expense - sustaining(e)	2.6	4.4
Reclamation and remediation - sustaining(f)	10.9	13.5
Exploration and business development - sustaining(g)	9.6	11.9
Additions to property, plant and equipment - sustaining(h)	55.3	66.4
Lease payments - sustaining(i)	7.5	4.3
All-in Sustaining Cost - attributable(b)	$ 534.5	$ 548.8
Other operating expense - non-sustaining(e)	10.0	10.9
Reclamation and remediation - non-sustaining(f)	0.9	1.3
Exploration - non-sustaining(g)	15.6	7.0
Additions to property, plant and equipment - non-sustaining(h)	147.0	122.9
Lease payments - non-sustaining(i)	0.1	0.4
All-in Cost - attributable(b)	$ 708.1	$ 691.3
Gold equivalent ounces sold	552,198	556,676
Less: portion attributable to Chirano non-controlling interest(j)	(4,114)	(3,934)
Attributable(b) gold equivalent ounces sold	548,084	552,742
Attributable(b) all-in sustaining cost per equivalent ounce sold	$ 975	$ 993
Attributable(b) all-in cost per equivalent ounce sold	$ 1,292	$ 1,251

(a)	The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(b)	“Attributable” includes Kinross' share of Chirano (90%) production and costs, and Manh Choh (70%) costs.
(c)	“Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
(d)	“General and administrative” expenses is as reported on the interim condensed consolidated statement of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(e)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(f)	“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(g)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.
(h)	“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less non-sustaining capital. Non-sustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three months ended March 31, 2021, primarily related to major projects at Tasiast, Round Mountain, Fort Knox and La Coipa. Non-sustaining capital expenditures during the three months ended March 31, 2020, primarily related to major projects at Tasiast, Round Mountain and Fort Knox.

p. 19 Kinross reports 2021 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(i)	“Lease payments – sustaining” represents the majority of lease payments (as reported on the interim condensed consolidated statements of cash flows) and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.
(j)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.
(k)	“Average realized gold price per ounce” is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS.

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “2021 first-quarter highlights”, “Operations and sustainability highlights”, “CEO Commentary”, “Balance Sheet”, “Development Projects”, “Company Guidance” and “Sustainability Update” as well as statements with respect to our guidance for production, production costs of sales, cash flow, free cash flow, all-in sustaining cost of sales, and capital expenditures; the declaration, payment and sustainability of the Company’s dividends; optimization of mine plans; identification of additional resources and reserves; the schedules and budgets for the Company’s development projects; mine life and any potential extensions; the Company’s capital reinvestment program and continuous improvement initiatives and project performance or outperformance, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation permit applications and conversions, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “anticipate”, “continue”, “estimates”, “expects”, “explore”, “guidance”, “ “on schedule”, “on track”, “plan”, “progress”, “potential”, “target” or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2020, and the Annual Information Form dated March 30, 2021 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast, and the development and operation of the 24k Project; operation of the SAG mill at Tasiast; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; the Lobo-Marte project; commencement of production at the La Coipa project; approval of an enhanced mine plan at Fort Knox; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of revisions to the tax code in Mauritania, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions, potential amendments to and enforcement of tax laws in Russia or the modification or revocation of Russia’s international tax treaties, Ghana and Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, improvement studies; scoping studies and pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the Lobo-Marte and Manh Choh feasibility studies and Udinsk pre-feasibility study; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of: the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our expectations; (16) that drawdown of remaining funds under the Tasiast project financing will proceed in a manner consistent with our current expectations; (17) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic; (18) the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, travel restrictions, business continuity plans, and efforts to mitigate supply chain disruptions; (19) changes in national and local government legislation or other government actions, particularly in response to the COVID-19 outbreak; (20) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation the audit of mining companies in Ghana which includes the Corporation’s Ghanaian subsidiaries, litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom, the ongoing litigation with the Russian tax authorities regarding dividend withholding tax and the ongoing Sunnyside litigation regarding potential liability under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act); (21) that the Company will enter into definitive documentation with the Government of Mauritania substantially in accordance with the terms and conditions of the term sheet, on a basis consistent with our expectations and that the parties will perform their respective obligations thereunder on the timelines agreed; (22) that the exploitation permit for Tasiast Sud will be issued under the terms and on timelines consistent with our expectations; (23) that the benefits of the contemplated arrangements related to the agreement in principle will result in increased stability at the Company’s operations in Mauritania; (24) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments and (25) the impacts of the pit wall issues at Round Mountain being consistent with the Company’s expectations including but not limited to its impact on the Company’s overall annual guidance. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumption, sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; reductions in the ability of the Company to transport and refine doré; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2020 and the Annual Information Form dated March 30, 2021. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 20 Kinross reports 2021 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $14 impact on production cost of sales per ounce6.

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $15 impact on Russian production cost of sales per ounce.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $25 impact on Brazilian production cost of sales per ounce.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per ounce.

A $100 change in the price of gold would be expected to result in an approximate $5 impact on production cost of sales per ounce as a result of a change in royalties.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims who is a “qualified person” within the meaning of National Instrument 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

Source: Kinross Gold Corporation

6 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 21 Kinross reports 2021 first-quarter results	www.kinross.com